UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 29, 2008

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovov 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐ Yes         No࿠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On February 29, 2008, Rosetta Genomics Ltd., issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2007. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

In the press release, Rosetta Genomics’ provides net loss for the year ended December 31, 2007 according to accounting principles generally accepted in the United States, or GAAP, as well as on a non-GAAP basis. The non-GAAP measure excludes a non-cash expense related to stock based compensation and an impairment charge relating to long-term investments. The company believes that this non-GAAP measure is helpful to investors in comparing current results with prior period results.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release dated February 29, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: March 3, 2008	By:	/s/ Tamir Kazaz

Tamir Kazaz Chief Financial Officer